Question 77C - Submission of Matters to a Vote of Security Holders
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At the Special Meeting of Shareholders of the Trust held on March 23,
2004, the following votes were recorded for Conseco Science & Technology Fund ("Science & Technology"), Conseco 20 Fund ("20 Fund"), Conseco Equity Fund ("Equity"), Conseco Large-Cap Fund ("Large-Cap"), Conseco Balanced Fund ("Balanced"), Conseco Convertible Securities Fund ("Convertible Securities"), Conseco High Yield Fund ("High Yield") and Conseco Fixed Income Fund ("Fixed Income"). The proposals, which shareholders were asked to vote on, are explained in further detail in the proxy statement dated December 04, 2003:

Proposal 1
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To approve an Agreement and Plan of Reorganization by and
between Conseco Fund Group and Managers Trust II on behalf of each series of the Trust.

Fund			Shares For	Shares Against	Shares Abstained
---------------------	----------	--------------	----------------
Science & Technology	  888,098	    28,298	      34,141
20 Fund			5,591,461	   246,454 	     179,735
Equity			6,719,575	    74,496	      47,759
Large-Cap		  401,453	    18,089	      19,218
Balanced		1,685,618	    57,050	      72,440
Convertible Securities	  977,072	    53,465	      46,179
High Yield		5,892,562	   306,823 	     137,695
Fixed Income		4,162,379	   108,934	     127,504

Pursuant to Article III, Section 1 of the By-Laws of the Trust and the 1940 Act, such total votes on each proposal represents a quorum of the outstanding shares of the Funds.